SUZANO
PAPEL E CELULOSE

04046549

October 21, 2004.

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 15 2004
WASH. D.C. 213

Re: Companhia Suzano de Papel e Celulose
File nº 82-3550

SUPPL

To Whom it May Concern:

On behalf of the Issuer, we enclose for submission two copies of the following reports and materials:

- Minute Of Meeting Of The Board Of Directors held on September 20, 2004, at 2:30 p.m.;
- Press Release 3Q04

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, envelope provided for your convenience.

Very truly yours,

Bernardo Szpigel
CFO and Investor Relations Officer

PROCESSED
DEC 10 2004
THOMSON FINANCIAL

12/9

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

- **SEDE:** Av. Tancredo Neves, 274 • Bloco B • Sala 121 • CEP 41820-020 • Caminho das Árvores • Salvador • BA • Brasil
- **ESCRITÓRIO SÃO PAULO:** Av. Brigadeiro Faria Lima, 1355 • 5º ao 8º andar • CEP 01452-919 • São Paulo • SP • Brasil
- **UNIDADE SUZANO:** R. Dr. Prudente de Moraes, 3240 ao 4006 • CEP 08613-900 • Areião • Suzano • SP • Brasil
- **UNIDADE RIO VERDE:** Av. Miguel Badra, s/nº • CEP 08690-010 • Rio Abaixo • Suzano • SP • Brasil
- **UNIDADE MUCURI:** Rodovia BR 101 Km 945,4 +7 Km à esquerda • Caixa Postal: 63 • CEP 45930-000 • Mucuri • BA • Brasil

www.suzano.com.br

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.
Publicly held company
CNPJ/MF nº 16.404.287/0001-55
NIRE 29.300.016.331

MINUTES OF MEETING OF THE BOARD OF DIRECTORS

The undersigned members of the Board of Directors of the Company met on 20 September 2004, at 2:30 p.m., in the office of Suzano Bahia Sul Papel e Celulose S.A., at Av. Brigadeiro Faria Lima 1355, 8th floor, in the city of São Paulo, São Paulo State. The Chairman of the Board, Mr. David Feffer, assumed the chairmanship of the meeting, and invited me – Fábio Eduardo de Pieri Spina – to be secretary of the meeting. He then explained that the purpose of the meeting was to consider a proposal from the Executive Officers of the company recommending, in accordance with Law 9249/95 and complementary legislation, the payment of Interest on Equity to stockholders in the gross amounts of R$ 0.16664 per common share, R$ 0.18330 per class A preferred share, and R$ 0.18330 per class B preferred share, resulting in a total before taxation of R$ 50,336,749.14 (fifty million three hundred and thirty-six thousand seven hundred and forty-nine Reais and 14 centavos), based on the results obtained in the first half of 2004. The income tax due on these amounts will be withheld at source, with the exception of payments to stockholders who are exempt. This amount will be calculated as part of the minimum obligatory dividend for the business year 2004, to be decided by the Ordinary General Meeting of Stockholders of 2005. The interest on equity referred to above will be paid on 30 September 2004, to stockholders of record on 21 September 2004, and the shares will trade without this benefit on and after 22 September 2004. The subject having been discussed and analyzed, the Board of Directors approved the proposal by unanimous vote of those present, and also authorized the Executive Officers to sign all the necessary documents. There being no further business, the meeting was closed and these minutes written, read, approved, and signed by those present. São Paulo, 20 September 2004.

David Feffer
Chairman of the meeting

Fábio Eduardo de Pieri Spina
Secretary of the meeting

The members of the Board of Directors:

David Feffer

Daniel Feffer

Boris Tabacof

Augusto Esteves de Lima Junior

Cláudio Thomaz Lobo Sonder

Antonio de Souza Corrêa Meyer

Jorge Feffer

Oscar de Paula Bernardes Neto

SUZANO
PAPEL E CELULOSE

Consolidated results for third quarter 2004

Ebitda up to R$ 308 million this Quarter

Accumulated net income of R$ 467 million in 9M04.

São Paulo, 21 October 2004: Suzano Bahia Sul Papel e Celulose S.A. ("Suzano", or "the Company") (Bovespa: SUZB5), one of Latin America's largest integrated pulp and paper producers, today announced consolidated results for the third quarter 2004 (3Q04). This release gives the consolidated operational and financial information in Reais, according to the Brazilian Corporate Law accounting method.

Highlights:

- **Ebitda margin up to 41.5% in the quarter, despite lower pulp prices and strong Real**
- **Net debt/ ebitda (9 months annualized) reduced to 1.57x on Set 30. 2004**
- **Economic recovery in Brazil leads Brazilian paper sales back to 64% of total paper sales volume**
- **Suzano shares (SUZB5) enters the IBrX-50 index as of September 2004.**

In R$ Million

Financial Highlights	2Q04	3Q04	3Q03	9M04	9M03
Net Sales	673.8	741.2	593.1	2,071.6	1,826.7
Net Income	88.2	262.6	80.4	466.7	487.6
Ebitda*	254.1	307.7	246.0	814.6	771.6
Net Income per share**	0.4063	0.9248	0.2830	1.6437	1.7173
Ebitda Margin	37.7%	41.5%	41.5%	39.3%	42.2%
Net debt / Annualized Ebitda	1.78	1.38	1.75	1.57	1.67

*Ebitda = Operating profit plus net financial expenses and net monetary & exchange variation minus depreciation and amortization

**Pro forma consolidated, considering in the previous quarters, the shareholders base after the downstream merger, excluding treasury stock.

To Access our Earnings Conference Call: slide / audio webcast at www.suzano.com.br	
In Portuguese:	**In English:**
25 October – 10:00 am (Brasília Time)	25 October – 11:00 am (E.Time)
Dial in: 5511 2101 0099	Dial in: 1 973 582 2757
Replay: 5511 2101 1490	Replay: 1 973 341 3080 PIN 5289655

Introduction

Our third quarter result reflects a favorable operational environment, with our production level growing as a result of the investment made in the first phase of modernization of the unit at Suzano, and of good operating performance of our paper mills during the learning curves, as planned. We have successfully overcome all necessary adjustments we made in the second quarter. In the first nine months of 2004, we registered a growth of 7.1% in production, in comparison with the same period in 2003, reaching 953.3 thousand tons of marketable products.

From the commercial point of view, we have been living with falling pulp prices and a strengthened Real. Our volumes of pulp exports followed the pace of growth in production. We obtained better paper export prices during the quarter. The domestic Brazilian market has consolidated the growth observed since January, enabling it once again to absorb 64% of our total paper sales volume. Our strategy envisages this level as ideal. These factors contributed to the margin recovery we achieved in the quarter.

We completed the merger of Suzano into Bahia Sul, and today operate with a greater operational and financial focus, within a single vehicle in the capital markets. Uniting the liquidity of the shares of the two companies enabled our shares (SUZB5) to become part of the IBrX-50 index – an important milestone in our capital market strategy.

We made a 10-year debenture issue in the local market, as part of our strategy of lengthening debt profile and reducing rollover risk, preparing our capital structure for the period of expansion and higher leverage which will happen in the coming years.

The administrative expenses, that were reduced in the previous quarters, were increased this quarter, mainly due to non-recurring items. We will continue to work to reduce this line in the following quarters.

On 30 September we joined the CCX – the Chicago Climate Exchange, and we are qualified to sell five million tons of carbon arising from 39,000 hectares of planted forests in the Brazilian states of Espírito Santo and Bahia.

Foreign Exchange Context

R$/US$	3Q04	2Q04	3Q03	9M04	9M03
Opening Rate	3.1075	2.9086	2.8720	2.8892	3.5333
Closing Rate	2.8586	3.1075	2.9234	2.8586	2.9234
Average	2.9773	3.0423	2.9324	2.9730	3.1366

Source: Bacen

We reported Ebitda of R$ 308 million (US$103 million – calculated using the average FX rate), with a 41.5% margin on net sales, a result that we consider to be good, in the face of increased expenses, the foreign exchange rate context with a strong Real, and falling pulp prices.

The world market for pulp and paper

After the cyclical high in international prices of eucalyptus pulp (CIF Northern Europe) in the early months of the year, prices fell by US$60/ton, to US$490/ton, from June to September. This fall can be attributed to: (i) reduction of industrial activity in China as a result of the restrictions on credit and energy (as that country used up inventories accumulated in the first quarter of 2004); (ii) lower European demand due to the summer, and maintenance stoppages; and (iii) increase in inventories worldwide.

World pulp producer inventories – according to PPPC (the Pulp and Paper Products Council) – totaled 3,988 thousand tons on 31 August 2004 (the most recent figure available), corresponding to 41 days of supply, with a shipment-to-capacity rate of 91%, and production-to-capacity stable at 97%. Hardwood pulp inventories rose to 1,788 thousand tons, equivalent to 44 days of supply, with shipment-to-capacity rate of 91% and production-to-capacity 97%.

The average spread in the international market between uncoated woodfree printing and writing paper (CIF Northern Europe, reels) and eucalyptus pulp in 3Q04 was US$297 per ton, above the historical average of US$250 per ton.

The Brazilian paper market

During 3Q04 there was strong growth in the domestic paper market, led by the recovery of the domestic economy and by the usual seasonal pattern, evidenced by 9.6% growth from 2Q04 in our volume of paper sold. Our sales volume in the first nine months of 2004 was 14.8% higher than in the first nine months of 2003 (9M03).

Production

Our total production in 3Q04 was 341.0 thousand tons: 206.6 thousand tons of paper and 134.4 thousand tons of market pulp. In comparison with 2Q04, this is a 15.5% increase in total production; a 16.2% increase in production of paper; and a 14.4% increase in output of market pulp. Two contributing factors were good equipment performance across the learning curve, and the absence of maintenance stoppages in the quarter (these took place in 2Q04).

In the first nine months of 2004 we produced 953.3 thousand tons of market products, 7.1% more than the 889.9 thousand tons produced in the same period of 2003. This level of production reflects our expectations in terms of output of the equipment, taking into account the "learning curve" of the expansion and modernization projects at the Suzano units: the Q (pulp) project and the P (B8 paper mill) project.

Net sales

Our 3Q04 net sales of R$ 741.2 million was 10% higher than in 2Q04, mainly due to the 10.3% increase in total volume sold. Average prices were stable, as our average domestic market price, about 4.0% higher, compensated for the reduction of 4.5% in our average export price and the average 2.2% appreciation of the Real in the period. Net sales was 25.0% higher than in the third quarter of 2003, as volume sold was 15.6% higher, and average price 8.1% higher in Reais.

Net sales in the first nine months of 2004 was R$ 2,071.6 million, 13.4% higher than in 9M03, on volume sold 16.3% higher, at 966.7 thousand tons, partially offset by average prices in Reais 2.5% lower. The higher volume reflects the new production levels after completion of the first phase of the modernization of the units at Suzano.

Net sales from pulp

Our net sales from pulp in the quarter was R$ 184.9 million, 9.8% more than in the previous quarter (2Q04), and 24.9% of our total net sales in the quarter. Pulp volume sold was 40.0% of total volume. These figures compare with 25.0% (net sales), and 37.1% (volume), in 2Q04.



Pulp Sales Volume
Thousand tons
150
100
50
-
114
136
109
93
114
96
21
22
13
2Q04
3Q04
3Q03
Domestic market
Export market



Pulp Net Sales
Net sales - R$ million
200
150
100
50
-
168
185
145
141
156
127
27
29
2Q04
3Q04
3Q03
Domestic market
Export market

This growth in net sales reflects 3Q04 total volume sold, at 135.6 thousand tons, 19.0% higher than in 2Q04. Average prices in Reais were 7.7% lower, reflecting the reduction of export prices in dollar terms, and also the appreciation of the Real. The average pulp export price (calculated using the average exchange rate) in 3Q04 was US$459/ton, compared to US$501/ton in 2Q04.

In the first nine months of 2004 net sales from pulp was R$ 526.8 million, 25.4% more than in 9M03, on volumes of 379.9 thousand tons (31.5% more than in 9M03). Prices in Reais were depressed by the 5.5% average appreciation of the Real against the dollar.

Net sales from paper

In this quarter net sales from paper was R$ 556.3 million, 10.1% more than in the previous quarter (2Q04). It was 75.1% of our total net sales, and paper sales volume was 60.0% of our total volume sold – in 2Q04 these percentages were, respectively, 75.0%, and 62.9%. In 3Q04, 64.2% of paper volume sold went to the domestic market, compared with 61.6% in the previous quarter. The increase reflects the recovery of the Brazilian economy and the seasonal pattern of our industry.



Paper sales volume
Thousand tons
250
200
150
100
50
-
193
203
184
74
73
84
119
130
99
2Q04
3Q04
3Q03
Domestic market
Export market



Paper net sales
Net Sales - R$ million
600
500
400
300
200
100
-
505
556
448
176
183
179
330
373
269
2Q04
3Q04
3Q03
Domestic market
Export market

Our average selling price of paper in 3Q04 was 4.6% higher than in 2Q04, reflecting an average increase in our export prices of 6.1% in Reais – even taking into account the appreciation of the Real against the dollar – and a price increase of 3.3% in the domestic market. Compared to 3Q03, our net sales from paper was 24.1% higher, reflecting average price 12.3% higher (in Reais), and volume sold 10.6% higher.

Our paper net sales was 9.8% higher in the first nine months of 2004 than in 9M03, reflecting volume sold 8.1% higher, and average prices in Reais 1.6% higher.

Cost of goods sold

The average unit cost of products sold in 3Q04 was R$ 1,164.0, 8.8% lower than in 2Q04, returning approximately to the level of 1Q04. This reflects: (i) a lower proportion of paper in the volume mix of export sales, resulting in lower logistics costs; (ii) the effect of the appreciation of the Real on production and logistics costs linked to the dollar; and (iii) a return to the optimized levels of performance from the equipment after the modernization.

The cash production cost of pulp at Mucuri in 3Q04 was US$159 / ton, compared with US$154 / ton in 2Q04, mainly reflecting the appreciation of the Real in the period.

Gross profit

In 3Q04 we posted gross profit of R$ 347.1 million, 23.0% more than in 2Q04. Gross margin was 46.8% in 3Q04, and 41.9% in 2Q04. This increase in gross margin primarily reflected the effects mentioned above in production costs and sale prices.

Compared with 3Q03, our 3Q04 gross profit was 36.6% higher, and our gross margin 3.9 percentage points higher – reflecting prices 8.1% higher in Reais in 3Q04, and average unit costs at broadly unchanged levels.

Selling expenses

Our 3Q04 selling expenses were R$ 36.6 million, 11.7% higher than in 2Q04 (R$ 32.8 million), but stable as a percentage of net sales, at 4.9% in both periods. Provisions for doubtful accounts were R$ 1.6 million higher in 3Q04, and spending also increased as a result of higher volume sold.

Compared to 3Q03, selling expenses were 4.8% higher, mainly reflecting volume sold 15.6% higher.

General & Administrative (G&A) expenses

Our G&A expenses of R$ 58.4 million in 3Q04 were about 25.7% – or R$11.7 million – higher than in 2Q04, mainly due to: (i) a non-recurring tax provision (ICMS tax) of R$ 5.3 million; (ii) non-recurring expenses of R$ 2.8 million due to the merger; and (iii) an increase of R$ 1.8 million in personnel expenses.

Ebitda

Our 3Q04 Ebitda was R$ 307.7 million, 21.1% higher in Reais than in 2Q04 and 23.7% in US dollar terms. Ebitda margin on net sales increased by 3.8 percentage points, from 37.7% in 2Q04, to 41.5%. Ebitda in US dollars was US$103.3 million (calculated using the average exchange rates) in comparison to US$ 83.9 million in 2Q04.



R$ million
350
300
250
200
150
100
50
-
38%
42%
42%
254
308
246
2Q04
3Q04
3Q03
EBITDA
EBITDA margin

In the first nine months of 2004 our Ebitda margin (on net sales) was 2.9 percentage points lower than in the same period in 2003, mainly reflecting the reduction in gross margin, affected by the stronger Real. Our 9M04 Ebitda was R$ 814.7 million (US$274.1 million), as compared with R$ 771.6 million (US$ 246.9 million – a 11.4% growth in US dollar terms).

Net financial Results

In 3Q04 we posted net financial income of R$ 85.3 million – which compares with net financial expenses of R$ 139.2 million in 2Q04. The increase mainly reflects the appreciation of the Real and the resulting impact on our dollar-denominated assets and liabilities. The part corresponding to interest in 3Q04 – i.e. not including the effect of monetary adjustment and FX variation – was a net *expense* of R$ 43.4 million, which compares with an expense of R$ 10.6 million in 2Q04. The increase is mainly the result of: (i) a R$ 22.3 million effect on hedges on cash investments, from the appreciation of the Real – this has a counterpart gain in the FX-variation liability; and (ii) non-recurring expenses of R$ 6.7 million with the placement of the 10-year debenture issue in July 2004.

Income and Social Contribution Taxes

Our expense on Income and Social Contribution taxes in 3Q04 was R$ 87.4 million, compared to R$ 9.3 million in 2Q04 – mainly reflecting higher taxable income.

Net income

Our 3Q04 net income was R$ 262.6 million, which compares with R$ 88.2 million in 2Q04. The main elements in this increase are the growth in Ebitda and the impact of FX variation on our exposure to foreign currency.

Cash and indebtedness

Net debt at 30 September 2004 was R$ 1,702.4 million, or US$595.6 million, compared to R$ 1,811.3 million, or US$582.9 million, on 30 June 2004. Net debt / acummulated Ebitda annualized, at the end of September, was 1.57, compared to 1.79 at the end of June 2004. In July 2004 we issued R$ 500 million in 10-year debentures in the local market, significantly contributing to the lengthening of the company's debt profile.

Capital expenditures

Our capex in 3Q04 totaled R$ 168.3 million: R$ 40.0 million in the São Paulo units and R$ 105.6 million in the Mucuri unit. A further R$ 11.5 million was invested in the Capim Branco hydroelectric project. In the first nine months of 2004, we registered a total capex of R$ 509.2 million, which R$ 169.8 million in the São Paulo units, R$ 251.8 million in the Mucuri unit and R$ 27.4 million in the Capim Branco hydroelectric project.

Of the total of 3Q04 Capex, (i) R$ 13.7 million was invested in the modernization project at Suzano, made up of R$ 5.6 million in the Q project and R$ 8.1 million in the P project to reform the B8 mill; (ii) R$ 24.8 million was invested in the Mucuri optimization project; and (iii) R$ 13.0 million was invested in forestry for the expansion project. The remainder went into current investment in the industrial area and forestry.

Suzano Papel e Celulose is one of the largest fully integrated producers of pulp and paper in Latin America, with pulp production capacity of 1.1 thousand tons/year and paper production capacity of 820 thousand tons/year. It offers a broad range of pulp and paper products for the domestic and international markets, with a leadership position in key Brazilian markets. It has four principal product lines: (i) eucalyptus pulp; (ii) uncoated woodfree printing and writing paper; (iii) coated woodfree printing and writing paper; and (iv) paperboard.

Forward-looking statements

Certain statements in this document may constitute forward-looking statements. Such statements are subject to known and unknown risks and uncertainties that could cause the Company's actual results to differ materially from those set forth in the forward- looking statements. These risks include changes in future demand for the Company's products, changes in the factors which affect domestic and international prices of the products, changes in the cost structure, changes in seasonal market patterns, changes in prices charged by competitors, exchange rate variations, or changes in the Brazilian political or economic scenario, or in emerging and international markets in general. Investors are cautioned not to rely on these forward-looking statements in making decisions.

Contacts:

1) **Investor Relations: ri@suzano.com.br / phone: 55 11 3037 9061**

Gustavo Poppe / Cesar Romero / Fernando Mearim / Rosely D' Alessandro / Simone Capersmidt

2) **Press: GWA Comunicação Integrada – gwa@gwacom.com / 5511 3816 3922**

Fernanda Burjato / Regina Maia

3) **Exports: sales@suzano.com.br**

--- Six pages with tables follow ---

The information regarding sales volumes, prices in Reais and US Dollars and the Ebitda calculation have not been reviewed by our independent auditors.

Production **(thousand tons)**

	3Q04	3Q03	9M04	9M03
Pulp	134,4	106,4	380,2	307,4
Coated P&W	22,7	22,0	63,6	63,1
Paperboard	48,1	52,4	136,6	148,8
Uncoated P&W	135,8	125,8	372,9	370,6
Total	**341,1**	**306,5**	**953,4**	**889,9**

Net sales **(thousand tons)**

	3Q04		3Q03		9M04		9M03	
	R$	Tons	R$	Tons	R$	Tons	R$	Tons
Domestic Market	**402.707**	**152,1**	**287.170**	**112,8**	**1.078.478**	**416,7**	**921.011**	**348,3**
Pulp	29.430	21,8	17.931	13,4	76.200	59,6	55.795	37,3
Coated	64.250	20,0	55.590	17,9	173.847	55,5	165.878	52,0
Paperboard	102.579	34,7	70.686	25,2	270.771	94,1	222.909	80,4
P&W	206.448	75,5	142.963	56,3	557.660	207,5	476.429	178,5
Export Market	**338.512**	**186,5**	**305.902**	**180,2**	**993.133**	**550,0**	**905.652**	**483,2**
Pulp	155.503	113,7	127.020	96,0	450.566	320,2	364.340	251,5
Coated	7.418	2,8	7.549	2,7	22.250	9,1	13.192	5,0
Paperboard	31.677	13,9	47.703	28,8	99.237	48,3	124.877	67,3
P&W	143.914	56,1	123.630	52,7	421.080	172,3	403.243	159,4
Total	**741.219**	**338,6**	**593.072**	**292,9**	**2.071.611**	**966,7**	**1.826.663**	**831,4**
Pulp	184.933	135,6	144.951	109,4	526.766	379,9	420.135	288,8
Coated	71.668	22,9	63.139	20,6	196.097	64,6	179.070	57,0
Paperboard	134.256	48,6	118.389	54,0	370.008	142,5	347.786	147,8
P&W	350.362	131,6	266.593	109,0	978.740	379,8	879.672	337,9

Balance Sheet

(thousand reais)

ASSETS	Sep 30, 2004	Dec 31, 2003
CURRENT ASSETS		
CASH AND CASH EQUIVALENT	1,336,016	1,332,451
TRADE ACCOUNTS RECEIVABLE	568,852	412,148
INVENTORIES	394,565	383,841
RECOVERABLE TAXES	40,818	45,147
DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES	113,911	62,137
OTHER ACCOUNTS RECEIVABLE	32,911	34,964
	2,487,073	**2,270,688**
NON CURRENT ASSETS		
RECOVERABLE TAXES	25,614	26,345
DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES	152,385	187,899
OTHER ACCOUNTS RECEIVABLE	118,803	84,10
	296,802	**298,344**
PERMANENT ASSETS		
INVESTMENTS	27,272	23,622
PROPERTY, PLANT AND EQUIPMENT	3,413,624	3,060,498
DEFERRED CHARGES	3,173	345,340
	3,444,069	**3,429,460**
TOTAL ASSETS	**6,227,944**	**5,998,492**

LIABILITIES	Sep 30, 2004	Dec 31, 2003
CURRENT LIABILITIES		
TRADE ACCOUNTS PAYABLE	154,654	152,479
LOANS AND FINANCING	1,031,300	1,444,468
DEBENTURES	21,234	-
ACCRUED SALARIES AND PAYROLL TAXES	58,015	46,459
TAXES PAYABLE OTHER THAN ON INCOME	20,763	8,978
INCOME AND SOCIAL CONTRIBUTION TAXES	13,748	5,975
DIVIDENDS PAYABLE	1,005	120,503
OTHER ACOUNTS PAYABLE	71,107	84,115
RELATED PARTIES	-	1,613
	1,371,826	**1,864,590**
NON CURRENT LIABILITIES		
LOANS AND FINANCING	1,505,654	1,533,347
DEBENTURES	480,272	-
ACCOUNTS PAYABLE	32,871	32,842
DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES	12,276	27,713
PROVISION FOR CONTINGENCIES	125,298	105,501
	2,156,371	**1,699,403**
MINORITY INTERESTS	**-**	**115,606**
SHAREHOLDER'S EQUITY		
SHARE CAPITAL	1,477,963	1,287,737
CAPITAL RESERVES	175,644	26,741
REVALUATION RESERVES	-	34,281
PREMIUM RESERVES	96,554	-
PROFIT RESERVES	536,170	970,134
TREASURY SHARES	(15,080)	-
ACCUMULATED PROFIT	428,496	-
	2,699,747	**2,318,893**
TOTAL LIABILITIES	**6,227,944**	**5,998,492**

Income statement (thousand reais)

	3Q04	AV%	2Q04	AV%	3Q03	AV%	3Q04x3Q03	3Q04x2Q04
NET SALES	**741,219**	**100,0%**	**673,835**	**100,0%**	**593,072**	**100,0%**	**25,0%**	**10,0%**
COST OF SALES	(394,111)	-53,2%	(391,585)	-58,1%	(338,876)	-57,1%	16,3%	0,6%
GROSS PROFIT	**347,108**	**46,8%**	**282,250**	**41,9%**	**254,196**	**42,9%**	**36,6%**	**23,0%**
SELLING EXPENSES	(36,644)	-4,9%	(32,810)	-4,9%	(34,973)	-5,9%	4,8%	11,7%
GENERAL AND ADMINISTRATIVE EXPENSES	(58,429)	-7,9%	(46,744)	-6,9%	(38,072)	-6,4%	53,5%	25,0%
FINANCIAL EXPENSES	(70,307)	-9,5%	(56,139)	-8,3%	(60,635)	-10,2%	16,0%	25,2%
FINANCIAL INCOME	26,880	3,6%	45,561	6,8%	19,518	3,3%	37,7%	-41,0%
EQUITY INCOME INSUBSIDIARIES AND AFFILIATES	(40)	0,0%	(72)	0,0%	(156)	0,0%	-74,4%	-44,4%
AMORTIZATION OF GOODWILL	0	0,0%	10,422	1,5%	(10,422)	-1,8%	-100,0%	-100,0%
OTHER OPERATING INCOME	5,155	0,7%	2,387	0,4%	18,784	3,2%	-72,6%	116,0%
OPERATING PROFIT BEFORE MONETARY AND EXCHANGE RATE VARIATION	**213,723**	**28,8%**	**204,855**	**30,4%**	**148,240**	**25,0%**	**44,2%**	**4,3%**
NET MONETARY AND EXCHANGE RATE VARIATION ON AS	128,655	17,4%	(128,590)	-19,1%	(34,325)	-5,8%	-474,8%	-200,1%
	(64,556)	-8,7%	55,153	8,2%	20,744	3,5%	-411,2%	-217,0%
OPERATING PROFIT	**342,378**	**46,2%**	**76,265**	**11,3%**	**113,915**	**19,2%**	**200,6%**	**348,9%**
NONOPERATING INCOME	*7,568*	*1,0%*	*16,150*	*2,4%*	*7,609*	*1,3%*	*-0,5%*	*-53,1%*
NET INCOME BEFORE INCOME AND SOCIAL CONTR	**349,946**	**47,2%**	**92,415**	**13,7%**	**121,524**	**20,5%**	**188,0%**	**278,7%**
INCOME AND SOCIAL CONTRIBUTION TAXES	(87,366)	-11,8%	(9,305)	-1,4%	(37,261)	-6,3%	134,5%	838,9%
NET INCOME BEFORE MINORITY INTEREST	**262,580**	**35,4%**	**83,110**	**12,3%**	**84,263**	**14,2%**	**211,6%**	**215,9%**
MINORITY INTEREST	0	0,0%	5,059	0,8%	(3,912)	-0,7%	-100,0%	-100,0%
NET INCOME FOR THE PERIOD	**262,580**	**35,4%**	**88,169**	**13,1%**	**80,351**	**13,5%**	**226,8%**	**197,8%**

	3Q04	2Q04	3Q03
DEPRECIATION / DEPLETION / AMORTIZATION	50.492	49.050	46.030
EBIT	257.190	205.083	199.935
EBITDA	307.682	254.133	245.965
GROSS PROFIT / NET SALES	46,8%	41,9%	42,9%
EBITDA / NET SALES	41,5%	37,7%	41,5%
NET DEBT / EBITDA *(anualized)*	1,38	1,78	1,75

	9M04	AV%	9M03	AV%	9M04X9M03
NET SALES	**2071,611**	**100,0%**	**1826,663**	**100,0%**	**13,4%**
COST OF SALES	(1163,461)	-56,2%	(957,677)	-52,4%	21,5%
GROSS PROFIT	**908,150**	**43,8%**	**868,986**	**47,6%**	**4,5%**
SELLING EXPENSES	(101,244)	-4,9%	(100,163)	-5,5%	1,1%
GENERAL AND ADMINISTRATIVE EXPENSES	(151,470)	-7,3%	(154,350)	-8,4%	-1,9%
FINANCIAL EXPENSES	(178,247)	-8,6%	(277,466)	-15,2%	-35,8%
FINANCIAL INCOME	103,763	5,0%	95,104	5,2%	9,1%
EQUITY INCOME INSUBSIDIARIES AND AFFILIATES	(248)	0,0%	(876)	0,0%	-71,7%
AMORTIZATION OF GOODWILL	0	0,0%	(31,266)	-1,7%	-100,0%
OTHER OPERATING INCOME	13,355	0,6%	24,678	1,4%	-45,9%
OPERATING PROFIT BEFORE MONETARY AND EXCHANGE RATE VARIATION	**594,059**	**28,7%**	**424,647**	**23,2%**	**39,9%**
NET MONETARY AND EXCHANGE RATE VARIATION ON ASSE	(14,093)	-0,7%	309,865	17,0%	-104,5%
	(3,790)	-0,2%	(131,589)	-7,2%	-97,1%
OPERATING PROFIT	**579,966**	**28,0%**	**734,512**	**40,2%**	**-21,0%**
NONOPERATING INCOME	26,612	1,3%	13,558	0,7%	96,3%
NET INCOME BEFORE INCOME AND SOCIAL CONTRIBI	**606,578**	**29,3%**	**748,070**	**41,0%**	**-18,9%**
INCOME AND SOCIAL CONTRIBUTION TAXES	(139,914)	-6,8%	(241,378)	-13,2%	-42,0%
NET INCOME BEFORE MINORITY INTEREST	**466,664**	**22,5%**	**506,692**	**27,7%**	**-7,9%**
MINORITY INTEREST	0	0,0%	(19,114)	-1,0%	-100,0%
NET INCOME FOR THE PERIOD	**466,664**	**22,5%**	**487,578**	**26,7%**	**-4,3%**

DEPRECIATION / DEPLETION / AMORTIZATION	145.956	132.466
EBIT	668.791	639.151
EBITDA	814.747	771.617
GROSS PROFIT / NET SALES	43,8%	47,6%
EBITDA / NET SALES	39,3%	42,2%
NET DEBT / EBITDA (anualized)	1,57	1,67

Statements of cash flow (thousand reais)

	3T04	3T03	9M04	9M03
Cash flows from operating activities				
Net income for the year	262,580	80,351	466,664	487,578
Adjustements to reconcile net income to cash generated from operating activities				
Depreciation, depletion and amortization	50,492	46,030	145,956	132,466
Result on sale of property, plant and equipment	(11,784)	(2,789)	(30,991)	(6,746)
Equity interest in subsidiaries and affiliates	40	156	248	876
Amortization of goodwill	0	10,422	0	31,266
Minority interests	0	3,912	0	19,114
Deferred income and social contribution taxes	42,246	24,241	(31,697)	111,315
Interest, exchange and monetary varation of noncurrent assets and liabilities	(177,965)	(66,128)	(14,649)	(352,315)
Increase in provisions	9,833	(4,339)	19,797	28,953
Changes in assets and liabilities				
(Reduction) Increase in accounts receivable and other receivable	(70,677)	4,149	(156,704)	(2,170)
(Reduction) Increase in other current and non-current assets	(22,731)	(56,481)	(38,314)	(88,412)
Increase (reduction) in other current liabilities	93,352	(5,863)	68,894	54,314
Net cash from operating activities	175,386	33,661	429,204	416,239
Cash flows from investing activities				
Acquisition of investments	2,988	(4,545)	(4,130)	(11,884)
Acquisition of property, plant and equipment	(168,259)	(145,996)	(509,181)	(362,507)
Increase of deferred charges	1,353	(112)	(246)	(3,558)
Capital reduction of subsidiary	0	0	0	503,287
Elimination of minority interest		0	(115,606)	0
Loss on disposal of investment	0	(31,157)	0	(83,330)
Income tax incentive	388	0	6,182	0
Receipt from sale of property, plant and equipment	19,897	5,360	63,432	17,478
Net cash used in investing actitivities	(143,633)	(176,450)	(559,549)	59,486
Cash flows from financing activities				
Capital contribution	0	0	1,669	0
Setup of special good will reserve on downstream merger	0	0	108,723	0
Equity increase from elimination of minority interest	0	0	115,606	0
Profit on intercompany fixed assets dispolsal non longer eliminated take over	0	0	53,862	0
Acquisition of its own shares due to the downstream merger	(1,741)	0	(1,741)	0
Dividends paid	(49,617)	0	(169,695)	(70,040)
Loans received	721,261	279,339	1,529,310	928,981
Loans paid to controlling shareholders	0	0	0	(653,309)
Payment of loans	(802,711)	(379,214)	(1,503,824)	(1,016,649)
Net cash from financing activities	(132,808)	(99,875)	133,910	(811,017)
Effects of exchange rate variation on cash and cash equivalents	0	6,587	0	4,256
Increase (decrease) in cash and cash equivalents				
Beginning of year	1,437,071	1,247,102	1,332,451	1,342,061
End of year	1,336,016	1,011,025	1,336,016	1,011,025
Increase (decrease) in cash and cash equivalents	(101,055)	(236,077)	3,565	(331,036)

Loans and financing **(thousand reais)**

	Index	Interest	Sep/2004	Jun/2004
For acquisition of equipament				
BNDES - Finem	TJLP (1) (3)	10,02%	465,166	445,410
BNDES - Finem	Cesta de moedas (1) (3)	10,59%	106,937	100,639
BNDES - Finame	TJLP (1) (3)	9,41%	36,015	36,695
BNDES - Automático	TJLP (1) (3)	9,13%	5,228	5,335
BNDES - Crédito Rural	-	8,75%	1,50	-
Working capital				
Exporting financing	US$	4,49%	1,788,562	2,144,565
Syndicated loan	US$ (2)	3,81%	-	237,255
Eurobond	US$	10,625%	-	-
FMO	US$	8,69%	33,456	213,309
Importation financing	US$	2,40%	88,712	52,353
Others	US$	5,50%	11,378	12,850
			2,536,954	3,248,411
Current liabilities			1,031,300	1,549,193
Noncurrent liabilities			1,505,654	1,699,218

The long-therm portion of loans and financing mature as follows:

	Sep/2004	Jun/2004
October to december 2005	138,392	341,585
2006	563,688	580,418
2007	305,516	297,624
2008	202,531	193,976
2009	147,198	143,781
2010 forward	148,329	141,834
	1,505,654	1,699,218

(1) Capitalization agreement that corresponds to the amount in excess of 6% p.a. over the long-term interest rate (TJLP) published by the Brazilian Central Bank;
(2) In the beginning of July 2001, the wholly-owned subsidiary Bahia Sul International Trading Ltd. obtained foreign financing in the amount of US$ 100 million, for the acquisition of the totality of the eurobonds issued by Bahia Sul Celulose S.A. This financing matures in a three-year period, which is the same period that the Eurobonds are due, and bears interest at the LIBOR plus 2.60% p.a. The Eurobonds will be held until maturity (July 10, 2004) by the aforementioned wholly-owned subsidiary.
(3) Financing is secured by mortgages on plant, rural properties and timberland, and guarantees of the financed assets.

SUZANO
PETROQUÍMICA

October 28, 2004
Our ref.: 022/04

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

RECEIVED
SEC MAIL PROCESSING
NOV 15 2004
WASH, D.C. 213 SECTION

Re: Suzano Petroquímica S.A. (the "Issuer")
File n°. 82-34667

SUPPL

To Whom it May Concern:

On behalf of the Issuer, we kindly submit information to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

In accordance to those obligations, please find enclosed for submission two copies of the Press Release of October 22, 2004, referring to secondary and primary public offering.

Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Truly yours,

João Pinheiro Nogueira Batista
Investor Relations Director

Suzano Petroquímica S/A
Av. Brigadeiro Faria Lima, 1355 – 9º andar (parte)
Tel.: 11 - 3037-9070 - Fax: 11 – 3037-9076

SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.

PUBLICLY HELD COMPANY

BRAZILIAN TAXPAYERS' N° 04.705.090/0001-77

PRESS RELEASE

São Paulo/Rio de Janeiro, 28 October 2004:– **Suzano Petroquímica** S.A. ("the Company") (BOVESPA: SZPQ4; LATIBEX: XSUPT), one of the largest strategic investors in the Brazilian petrochemicals sector – one of the joint controlling shareholders of the companies **Rio Polímeros** S.A., **Polibrasil** Resinas S.A., **Petroflex** Indústria e Comércio S.A. and **Politeno** Indústria e Comércio S.A., in furtherance of its process of repositioning in the capital markets, hereby announces to its stockholders and the market the following:

1) The Company, Suzano Holding S.A. ("**Suzano Holding**") and **Previ,** the Banco do Brasil Employees' Pension Fund (*Caixa de Previdência dos Funcionários do Banco do Brasil*)intend to carry out: (i) a **secondary public offering** initially of 22.5 million preferred shares, representing approximately 10.2% of the total capital of the Company and 18.2% of its total preferred shares; and (ii) a **primary public offering** initially of 5.5 million preferred shares of the Company – resulting in the offering of a total of 28 million preferred shares. Application for registry of this primary and secondary distribution (jointly, "the Offering") will be filed today with the CVM (the Brazilian Securities Commission). The Offering is subject to analysis by the CVM.

2) In the secondary public offering, **Suzano Holding** and **Previ** intend, respectively, to sell 16.5 million and 6 million preferred shares of the Company.

3) The Company will issue 5.5 million preferred shares in the primary public offering. The proceeds will be used to carry out certain corporate reorganizations.

4) Suzano Holding will give the Lead Managers an option to distribute a supplementary ("greenshoe") allotment, of up to 4.2 million preferred shares, equivalent to 15% of the total of the preferred shares initially offered in the Offering, to meet any excess demand, without prejudice to the Company's right to increase, by up to 20%, the number of shares initially the subject of the Offering prior to the date of CVM approval.

5) **Banco Itaú BBA**, as Senior Lead Manager, and **Banco Pactual S.A.** (jointly, "the Lead Managers") have been contracted to provide the services of management and public distribution of the shares in the Offering.

6) Diversification of the Company's stockholder base, consequently attracting new investors to its preferred shares, is key in providing greater liquidity and less volatility in the price of these shares. To ensure these objectives are met, the Lead Managers will operate jointly with a distribution syndicate, made up of Banco Bradesco S.A., Banco do Brasil, S.A., Banco Safra S.A., Banco Fator S.A. and Ágora Senior CTVM. The distribution syndicate will also include a consortium of independent brokers who will focus specifically on private individual investors in their efforts to sell preferred shares.

The changes in the bylaws submitted to the Special Meeting of Stockholders of the Company to be held on 18 November include the introduction of a transitory mechanism to avoid concentration of the Company's shareholdings in the future, thus protecting the interest of investors. It will also make the other changes in the bylaws necessary to comply with the measures and proposals approved by the Company's Board of Directors. These include: adoption by the Company, at Level 2, of the Differentiated Corporate Governance Practices of the São Paulo Stock Exchange (Bovespa), with a higher level of "tag-along" rights than formally required; a new policy for distribution of dividends; and granting of additional rights to stockholders, as per the Press Release published on 22 October.

This Offering is part of the Company's long-term strategy which aims to strengthen the relationship with investors and the capital markets in general. The success of this strategy is directly linked to an increase in liquidity and tradability of the Company's preferred shares. With this aim, we have taken the following basic measures since August of this year: (i) reduction of the standard trading lot of shares; (ii) contracting of a market maker; and (iii) structuring of the Investor Relations area, culminating in the changes to the bylaws mentioned above, and the Offering.

At the end of this process we feel confident that the Company will be established as a true investment alternative in the São Paulo Stock Exchange.

São Paulo, 28 October 2004.

João Pinheiro Nogueira Batista
Financial and Investor Relations Director

SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.

PUBLICLY HELD COMPANY

BRAZILIAN TAXPAYERS' N° 04.705.090/0001-77

PRESS RELEASE

São Paulo/Rio de Janeiro, 28 October 2004:– **Suzano Petroquímica** S.A. ("the Company") (BOVESPA: SZPQ4; LATIBEX: XSUPT), one of the largest strategic investors in the Brazilian petrochemicals sector – one of the joint controlling shareholders of the companies **Rio Polímeros** S.A., **Polibrasil** Resinas S.A., **Petroflex** Indústria e Comércio S.A. and **Politeno** Indústria e Comércio S.A., in furtherance of its process of repositioning in the capital markets, hereby announces to its stockholders and the market the following:

1) The Company, Suzano Holding S.A. ("**Suzano Holding**") and **Previ,** the Banco do Brasil Employees' Pension Fund (*Caixa de Previdência dos Funcionários do Banco do Brasil*)intend to carry out: (i) a **secondary public offering** initially of 22.5 million preferred shares, representing approximately 10.2% of the total capital of the Company and 18.2% of its total preferred shares; and (ii) a **primary public offering** initially of 5.5 million preferred shares of the Company – resulting in the offering of a total of 28 million preferred shares. Application for registry of this primary and secondary distribution (jointly, "the Offering") will be filed today with the CVM (the Brazilian Securities Commission). The Offering is subject to analysis by the CVM.

2) In the secondary public offering, **Suzano Holding** and **Previ** intend, respectively, to sell 16.5 million and 6 million preferred shares of the Company.

3) The Company will issue 5.5 million preferred shares in the primary public offering. The proceeds will be used to carry out certain corporate reorganizations.

4) Suzano Holding will give the Lead Managers an option to distribute a supplementary ("greenshoe") allotment, of up to 4.2 million preferred shares, equivalent to 15% of the total of the preferred shares initially offered in the Offering, to meet any excess demand, without prejudice to the Company's right to increase, by up to 20%, the number of shares initially the subject of the Offering prior to the date of CVM approval.

5) **Banco Itaú BBA**, as Senior Lead Manager, and **Banco Pactual S.A.** (jointly, "the Lead Managers") have been contracted to provide the services of management and public distribution of the shares in the Offering.

SUZANO
PETROQUÍMICA

6) Diversification of the Company's stockholder base, consequently attracting new investors to its preferred shares, is key in providing greater liquidity and less volatility in the price of these shares. To ensure these objectives are met, the Lead Managers will operate jointly with a distribution syndicate, made up of Banco Bradesco S.A., Banco do Brasil, S.A., Banco Safra S.A., Banco Fator S.A. and Ágora Senior CTVM. The distribution syndicate will also include a consortium of independent brokers who will focus specifically on private individual investors in their efforts to sell preferred shares.

The changes in the bylaws submitted to the Special Meeting of Stockholders of the Company to be held on 18 November include the introduction of a transitory mechanism to avoid concentration of the Company's shareholdings in the future, thus protecting the interest of investors. It will also make the other changes in the bylaws necessary to comply with the measures and proposals approved by the Company's Board of Directors. These include: adoption by the Company, at Level 2, of the Differentiated Corporate Governance Practices of the São Paulo Stock Exchange (Bovespa), with a higher level of "tag-along" rights than formally required; a new policy for distribution of dividends; and granting of additional rights to stockholders, as per the Press Release published on 22 October.

This Offering is part of the Company's long-term strategy which aims to strengthen the relationship with investors and the capital markets in general. The success of this strategy is directly linked to an increase in liquidity and tradability of the Company's preferred shares. With this aim, we have taken the following basic measures since August of this year: (i) reduction of the standard trading lot of shares; (ii) contracting of a market maker; and (iii) structuring of the Investor Relations area, culminating in the changes to the bylaws mentioned above, and the Offering.

At the end of this process we feel confident that the Company will be established as a true investment alternative in the São Paulo Stock Exchange.

São Paulo, 28 October 2004.

João Pinheiro Nogueira Batista
Financial and Investor Relations Director